Exhibit 10.8 to the Registration Statement
Dated December 22, 2004
(1) OXFORD GENE TECHNOLOGY IP LIMITED
(2) OXFORD GENE TECHNOLOGY LIMITED
and
(2) CLINICAL MICRO SENSORS, INC.

LICENCE AGREEMENT

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 406 UNDER THE SECURITIES ACT OF 1933, AS AMENDED.
LICENCE AGREEMENT
PART (A) VARIABLE TERMS

Effective Date	December 22, 2004
Parties	(1) OXFORD GENE TECHNOLOGY IP LIMITED a company incorporated in England and Wales under number 3845467, whose registered office is at 12 School Road, Kidlington, Oxford OX5 2HB (“OGT”);

(2) OXFORD GENE TECHNOLOGY LIMITED a company incorporated in England and Wales under number 3043815, whose registered office is at 12 School Road, Kidlington, Oxford OX5 2HB (“OCT Limited”);

(3) CLINICAL MICRO SENSORS, INC. a company incorporated in Delaware whose principal place of business is at 126 West Del Mar Boulevard, Pasadena, California 91105, USA (“the Licensee”).

Licensed Patent Rights	European Patent No. 0 373 203; US Patent No. 6,054,270; Japanese Patents Nos. 3,393,528 and 3,386,391 and all applications for patents and future patents claiming common priority with any of those patents, including all continuations, continuations-in-part, divisions, renewals, patents of addition, extensions and reissues of those patents and applications, in each case anywhere in the world.

Licence Maintenance Fee	US$*

Initial Licence Fee	US$*

Royalty Rates	(a) Licensed Products: *

(b) Licensed Services: *

Notices	OGT and OGT Limited: 12 School Road, Kidlington, Oxford, OX5 2HB, Attn: Company Secretary
With a copy to: The Hirsch Building, Begbroke Business & Science Park, Sandy Lane, Yarnton, Oxford OX5 1PF
Licensee: 126 West Del Mar Blvd., Pasadena, California 91105, Attn: Gary Blackburn
With a copy to: Motorola, Inc., 21440 West Lake Cook Road, Deer Park, Illinois, Attention: Director of Law Department

This Agreement comprises the Variable Terms in Part A and the Terms and Conditions in Part B.
AGREED by the parties acting through their authorized signatories:

OXFORD GENE TECHNOLOGY IP LIMITED
Signature:	/s/ Peter Hotten
Print Name:	Peter Hotten
Title:	Director
Date: December 22, 2004

OXFORD GENE TECHNOLOGY LIMITED
Signature:	/s/ Peter Hotten
Print Name:	Peter Hotten
Title:	Director
Date: December 22, 2004

CLINICAL MICRO SENSORS, INC.
Signature:	/s/ Cynthia Collins
Print Name:	Cynthia Collins
Title:	VP General Manager
Date: December 22, 2004

PART (B) TERMS AND CONDITIONS
1.	DEFINITIONS AND INTERPRETATION

In Part B of this Agreement and in the attached Schedules, which are each incorporated herein by reference, the following words and expressions have the meanings set out below:

1.1	“the Additional Licence Fees” means the fees so described in Schedule 2.

1.2	“Affiliate” of a party means any present or future Entity that Controls, is Controlled by, or is under the Control of the same Entity or Entities as, that party, but only for so long as that control continues.

1.3	“this Agreement” means the agreement between OGT, OGT Limited and the Licensee set out in Parts A and B.

1.4	“Confidential Information” means all technical, financial and commercial information obtained or received directly or indirectly from a party in the course of or in anticipation of this Agreement.

1.5	“Calendar Quarter” means a period of three months ending on 31 March, 30 June, 30 September or 31 December.

1.6	“CMA Annual Revenues” means the revenues of any nature recognized by the Licensee and all Affiliates of the Licensee on a calendar year which are attributed to the CMS Business, including all revenue from the sale of products and the supply of services and all payments and grants received from whatever source for the conduct of research and in relation to the evaluation or testing of products or the conduct of trials, in each case related to the CMS Business.

1.7	“the CMS Business” means the business carried on as at the Effective Date by the Licensee and its Affiliates relating to the development and commercialisation of products and services for the electrochemical detection and/or analysis of nucleic acids, as that business may develop during the Term.

1.8	“CMS Cumulative Revenues” means the aggregate revenues of any nature recognized by the Licensee and all Affiliates of the Licensee from the First Sale Date which are attributable to the CMS Business, including all revenue from the sale of products and the supply of services and all payments and grants received from whatever source for the conduct of research and in relation to the evaluation or testing of products or the conduct of trials, in each case related to the CMS Business.

1.9	“the Commercial Licence” means the license as expanded pursuant to clause 3.2.

1.10	“Control” means:
(a)	the possession, directly or indirectly, of more than 50% of the issued share capital, issued stock, or other securities of, or the voting rights in an Entity or the right to receive more than 50% of the income, profits or assets of an Entity; or

(b)	the possession, directly or indirectly, of the right to appoint or remove the majority of the board of directors or other officers of an Entity or of those directors or officers who have voting rights in relation to the Entity’s management; or

(c)	the possession, directly or indirectly of the power, right or ability to direct, or cause the direction of management of policies of an Entity, whether through legal or beneficial ownership of voting rights by contract or otherwise; or

(d)	the actual direction of the management or notices of an Entity by whatever means.
1.11	“Covered by a Valid Claim” means, in relation to a product, that its manufacture, importation, Supply or permitted or intended use, and in relation to a process that its practice, infringes, or would but for the licences granted in this Agreement infringe, a Valid Claim.

1.12	“Customer Support” means training and after sales support provided to a customer.

1.13	“Database Product” means a collection of information derived from one or more Nucleic Acid Arrays which is licensed for value to more than one third party.

1.14	“the Effective Date” means the date of this Agreement as provided above.

1.15	“End User” means an end-user or Licensed Products Supplied by the Licensee under this Agreement whether for internal use or in the provision of services to third parties.

1.16	“Entity” means any natural or legal person, partnership, association or governmental authority.

1.17	“the eSensor Generation 1 Products” means the products described in Schedule 6.

1.18	“Expression Database Product” means a Database Product consisting entirely or substantially of gene expression data and containing at least five hundred data points, where a single data point is data relating to the level of expression of one gene in one sample.

1.19	“the Field” means electrochemical analysts and/or detection of nucleic acids for any purpose but specifically excludes any of the following activities.
(a)	the exercise of any of the rights licensed under this Agreement for the purpose of the manufacture, having manufactured, use, Supply, creation or contribution to the creation of Expression Database Products;

(b)	the manufacture of Nucleic Acid Arrays by In-Situ Synthesis; and
(c)	the use of Nucleic Acid Arrays for the identification of antisense therapeutic reagents or for the express purpose of the empirical design of probes or sets of probes for using or making Nucleic Acid Arrays, provided that the Field does not exclude the use of Nucleic Acid Arrays in the design of probes for use in Licensed Products manufactured by or on behalf of the Licensee or used, imported, offered for Supply or Supplied by the Licensee.
1.20	“First Sale Date: means the date on which the Licensee makes its first commercial Supply of a Licensed Product or a Licensed Service as notified to OGT pursuant to clause 3.1 provided, however, that no activity under clause 2 shall be deemed to be a commercial Supply.

1.21	“Improvement Patent” means a granted patent which:
(a)	is not included in, nor claims common priority with a patent or application included in, the Licensed Patent Rights, as they exist on the Effective Date;

(b)	is owned by OGT or an Affiliate of OGT, or is licensed to OGT or an Affiliate of OGT with the right to sub-license; and

(c)	can be exploited in a manner that falls within a patent that has been granted and that is included in, or that claims common priority with an application that is included in, the Licensed Patent Rights as they exist on the Effective Date.
1.22	“the Initial Licence Fee” means the amount specified in Part A.

1.23	“In-Situ Synthesis” means any method for making Nucleic Acid Arrays in which nucleic acids are synthesized on the Nucleic Acid Array.

1.24	“Insolvency Event” means (1) the filing by the licensee of a petition in bankruptcy or insolvency; (2) any adjudication that the Licensee is a “debtor under Title 11 of the united States Code, or is bankrupt or insolvent; (3) the filing by the Licensee of any petition, notice or pleading seeking reorganization, readjustment or arrangement of its business under any law relating to bankruptcy or insolvency; (4) the appointment of a receiver for all or substantially all of the property of the Licensee; (5) the making by the Licensee of any assignment for the benefit of creditors; (6) the institution of any proceedings for the liquidation or winding up of the Licensee’s business or for the termination of its corporate charter; or (7) any similar or analogous event happens in relation to the Licensee under the bankruptcy, liquidation or insolvency laws of any country other than the USA; provided that in the case of points (2), (4), (6) and (7) above any such event has not been dismissed, stayed or withdrawn within 90 days of such event occurring.

1.25	“the Licence Maintenance Fee” means the amount specified in Part A.

1.26	“the Licensed Patent Rights” means the patents and patent applications specified in Part A which each expire on or before May 2, 2009 and any Improvement Patents included pursuant to clause 4.3 subject to the provisions of that clause.

1.27	“Licensed Process” means any process or method that is covered by a Valid Claim.

1.28	“Licensed Product” means a Nucleic Acid Array that is Covered by a Valid Claim.

1.29	“Licensed Service” means any service, including the Supply of a Database Product or information (except where the information is an integral part of a Licensed Product which is itself Supplied), in the provision of which a Licensed Process is used or a Licensed Product is used but is not Supplied and provided always that if a Licensed Product is used it has been manufactured by or for the Licensee.

1.30	“Milestone Payments” means the payments described in Schedule 1.

1.31	“Net Sales” means the price invoiced by the Licensee and any of its Affiliates for the arms length Supply of a Licensed Product or Licensed Service to a third party that is not an Affiliate of the Licensee, excluding those of the following that are separately identified on the invoice; transport and shipping charges; insurance; customs duties; and sales use and turnover taxes. For this purpose the price includes the following: technology access fees and subscription payments charged in consideration for access to Licensed Products or Licensed Services, any monetary consideration for the right to obtain Licensed Products or Licensed Services at a discounted or reduced price, regardless of how many such Licensed Products or Licensed Services are actually obtained, licence fees, milestone payments, royalties and any other form of valuable consideration which is accepted in exchange for Licensed Products and/or Licensed Services. The price for a Licensed Product Supplied by the Licensee includes all charges for any associated services, including without limitation the design and manufacture of Licensed Products, maintenance and support services, advisory services and installation services.

1.32	Subject to clause 1.33 below, and notwithstanding the foregoing, if the Licensee:
(a)	Supplies a Licensed Product or Licensed Service wholly or partly for any non-monetary consideration, for no consideration or otherwise than at arm’s length.

(b)	Supplies a Licensed Product or Licensed Service to an Affiliate which does not itself re-supply that Licensed Product or Licensed Service (or the date arising from the Licensed Services to a third party which is not an Affiliate; or

(c)	itself uses a Licensed Product or practices a Licensed Process other than in the provision of a Licensed Service;
then the Net Sales will be the Licensee’s average commercial End-User price for the Licensed Product or Licensed Service in the relevant country during the royalty-paying period in which the Supply or use occurs.

1.33	Notwithstanding the foregoing, the value or cost of Licensed Products used by the Licensee or Supplied by the Licensee for no, or no additional monetary consideration for any of the following purposes will not be included in the calculation or Net Sales, whether before or after the commencement of the Commercial Licence:
(a)	sales demonstrations and Customer Support, including demonstrating proof of principle to prospective customers;

(b)	internal quality assurance or control;

(c)	research by the Licensee, any sub-contract researcher appointed by the Licensee or any academic group collaborating with the Licensee into the development of Licensed Products or Licensed Services, where that research is for the benefit of the Licensee and not for the benefit of any other commercial Entity, or

(d)	equipment and process validation, commissioning and testing, including Supply of Licensed Products for beta testing and use in clinical trials pursuant to clause 2.3;
provided the above activities are directed towards generating new sales or increasing existing sales of Licensed Products or Licensed Services improving the quality of Licensed Products or Licensed Services or developing new Licensed Products or Licensed Services.
1.34	“Nucleic Acid Array” means an array of nucleic acids attached to a support including all associated packaging, cartridge housing and all other elements or components of the product containing the array of nucleic acids that form an integral part of that product and without which the array of nucleic acids is not customarily Supplied.

1.35	“the Patent Term” means the period during which the Licensed Patent Rights subsist, ending on the expiry of the last to expire of the patents in the Licensed Patent Rights. For clarity, the date of expiry of the last to expire of the patents in Licensed Patent Rights as of the Effective Date is May 2, 2009 which date may be extended upon inclusion of improvement Patents in accordance with clause 4.3.

1.36	“the Research Licence” means the licence granted pursuant to clause 2.1.

1.37	“Suppl(y) (ied) (ying)” means sell, supply, lend, let out on hire, lease or any other disposal, and in the case of services includes the provisions of access to information.

1.38	“the Term” means the term of this Agreement.

1.39	“Valid Claim” means a claim of an issued and subsisting patent in the Licensed Patent Rights which claim has not been finally held to be invalid or unenforceable in a proceeding from which no further appeal may be taken within the time limit for taking that appeal.

1.40	In this Agreement:
(a)	references to clauses are to the clauses of this Agreement;

(b)	references to the parties are to the parties to this Agreement;

(c)	headings are used for convenience only and do not affect its interpretation;

(d)	references to the masculine include the feminine; and

(e)	references to a statutory provision include references to the statutory provision as modified or re-enacted or both from time to time and to any subordinate legislation made under the statutory provision.
2.	RESEARCH LICENCE

2.1	Licence Grant. OGT grants to the Licensee and the Licensee accepts a non-exclusive, world-wide licence under the Licensed Patent Rights to manufacture, have manufactured, import, offer to Supply, Supply (subject to clauses 2.2 and 2.3), and use Licensed Products and to practice Licensed Processes in the Field and in each case solely for the purposes of carrying out research, offering to Supply, testing and evaluation of, and obtaining regulatory approval for, Licensed Products and Licensed Processes, with a view to eventual commercialisation.

2.2	Restrictions. Other than in accordance with clause 2.3 the Licensee may not prior to the commencement of the Commercial Licence:
(a)	Supply Licensed Products to third parties;

(b)	use Licensed Processes or Licensed Products in the provision of services to third parties for value or in the creation of databases which are Supplied or licensed to third parties for value;

(c)	transfer data derived from the use of Licensed Processes or Licensed Products to third parties for any valuable consideration; or

(d)	use any Licensed Product or practice any Licensed Process for any commercial purpose, including, without limitation, for medical pharmaceutical or biological research for human or animal diagnostics or for forensic, identity, environmental or food testing.
2.3	Beta Testing and Clinical Trials. The Licensee may Supply Licensed Products to third parties (a) for the purpose of beta testing of those Licensed Products and (b) for the purpose of carrying out clinical trials using those Licensed Products as part of the process for obtaining regulatory approval for those and similar Licensed Products, provided:
(a)	in relation to Supplies made prior to the commencement of the Commercial Licence, the Licensee does not receive, and is not entitled to receive, at any time,

any monetary consideration for that Supply or use, other than payments of amounts to cover the costs incurred by the Licensee relating to the manufacture, Supply and use of the Licensed Products concerned, but in any event not exceeding $* per trial or test or an aggregate amount for all trials and tests of $*; and
(b)	the Licensee informs OGT in writing within 30 days after the Supply in question that it has made the Supply giving details of the third party and the Licensed Products Supplied and certifying to OGT in a form reasonably acceptable to OGT that it has not received, and is not entitled to receive, any monetary consideration other than as permitted in paragraph (a) above.
2.4	Licensee Warranty and Representation. The Licensee warrants and represents to OGT that in the period from 25 April 2000 until the Effective Date neither it nor any of its Affiliates, with the exception of the past activities of the Motorola CodeLink business unit which was divested by Motorola, Inc. in 2002, have between them received or become entitled to receive payments which would be permitted under clause 2.3(a), or otherwise for the Supply of what would be Licensed Products if made or Supplied under this Agreement, which exceed $* in aggregate.
2.5	Past activities. OGT and OGT Limited on behalf of themselves and their Affiliates (“Releasors”) hereby release the Licensee, Motorola, Inc. and their officers and employees (“Releasees”) from any and all liability, claims, debts, rights, actions, suits, damages, losses, costs, expenses and demands whatsoever, in law or equity, of every kind, nature or description, whether known or unknown, fixed or contingent, which Releasors now have or ever had against Releases (“Liability”) arising (a) from activities carried out before the Effective Date by Releasees relating to the development, manufacture, marketing and sale of the eSensor Generation 1 Products and CodeLink products, and, in addition, (b) from any Liability for, or arising out of, any possible infringement, direct or indirect, or any of the Licensed Patent Rights (excluding any Improvement Patent included after the Effective Date) resulting from any other research and development activities of Releasees prior to the Effective Date which did not involve the commercial Supply or products or services Supplied by Releases to which the release applies. OGT and OGT Limited represent that as of the Effective Date they are not aware of any commercial activities of Releases that would give rise to any such Liability towards OGT, OGT Limited or any of their Affiliates, other than activities relating to the development, manufacture, marketing and sale of the eSensor and CodeLink products, which Liability is released above.
3.	COMMERCIAL LICENCE
3.1	Election to take Commercial Licence. At any time during the term of the Research Licence the Licensee may give written notice to OGT that it wishes to expand the scope of the licences granted under this Agreement to include the rights set out in clause 3.2 with effect from the First Sale Date. The Licensee will use all reasonable endeavors to give such notice to OGT no less than 30 days prior to the proposed First Sale Date, and will in any event give such notice to OGT within 7 days after the actual First Sale Date, specifying in that notice the date of the First Sale Date.
3.2	Commercial Licence. On receipt of a notice pursuant to clause 3.1 the licence granted under clause 2 will be expanded, without any further payment of License Maintenance Fees, to include the following licence rights with effect from the First Sale Date: a non-exclusive, royalty-bearing world-wide licence under the Licensed Patent Rights to manufacture, have manufactured, use, Supply, Import and offer for Supply Licensed Products and Licensed Services, and practice License Processes, in the Field. The licence includes the right for the Licensee to license End-Users to use Licensed Products Supplied by the Licensee in the field, and to practice Licensed Processes in the use of Licensed Products Supplied by the Licensee in the field.
3.3	Supply Chain. Under the Commercial Licence the Licensee may Supply Licensed Products and Licensed Services to End-Users through its normal sales channels, including agents and distributors. In addition the Licensee may Supply Licensed Products on an original equipment manufacturer (“OEM”) basis, that is it may permit Licensed Products Supplied by it to be re-Supplied under a brand name or trade mark not owned by the Licensee or an Affiliate (whether on its own or together with a brand name or trade mark owned by the Licensee), and it may permit Licensed Products containing biological materials specified, designed or supplied by a third party to be re-Supplied by such third party supplier of biological materials.
3.4	Exercise of have made rights. Where the Licensee has a Licensed Product manufactured by a third party pursuant to the “have made” rights granted in clause 3.2, neither the manufacturer nor any Affiliate of the manufacturer may Supply or be in any way involved or interested in the Supply of the Licensed Product to any third party other than the mere delivery of the Licensed Product to End-Users or distributors on behalf of the Licensee, unless it is pursuant to a separate agreement entered into between Licensee and the manufacturer or the Affiliate of the manufacturer involved in such Supply.
4.	TERMS APPLICABLE TO RESEARCH LICENCE AND COMMERCIAL LICENCE
4.1	End-User Restrictions. The Licensee may not expressly or impliedly license End-Users:
(a)	to manufacture Licensed Products for any third party or for such End-Users own use; or

(b)	to use Licensed Products or Licensed Processes to make, have made, use, Supply, create or contribute to the creation of Expression Database Products and the Licensee must expressly exclude such rights in its contracts with End-Users but solely to the extent for generating gene expression data (and must procure that any distributors of such Licensed Products do likewise), and must also attach appropriate labels to such Licensed Products or include information with such Licensed Products expressly excluding those rights, the wording of which must be approved by OGT before use, said approval not to be unreasonably withheld.

4.2	New Patent Grants. OGT agrees to notify the Licensee on or about 30 January in each year of the term of any patents, the notice to include the date the patents expire, in the Licensed Patent Rights which have issued or been granted in preceding calendar year. Any failure so to notify the Licensee will have no effect on the rights granted under this Agreement.
4.3	Improvement Patents. OGT must give written notice to the Licensee of any Improvement Patent that is granted to it or any of its Affiliates or comes into their ownership or which they obtain the right to sub-license during the Term. OGT will endeavour to give such notice within 3 months after such grant or of the obtaining of such ownership or right. The Licensee will have a period of 3 months after receipt of such notice to notify OGT in writing if Licensee elects to include within the definition of Licensed Patent Rights any Improvement Patent referred to in OGT’s notice. On receipt of such notice by OGT the Improvement Patent will be deemed to be included in the definition of Licensed Patent Rights with effect from the date of its grant or on which OGT or any of its Affiliates obtained ownership or sub-licensing rights of it, but the licence granted to the Licensee in respect of the Improvement Patent will be limited to those activities that fall within the claims of the granted patents in the Licensed Patent Rights subsisting on the Effective Date or which derived from applications in the Licensed Patent Rights subsisting on the Effective Date. If the Licensee has not given OGT notice within the said period of 3 months to include an Improvement Patent within the definition of Licensed Patent Rights neither OGT nor or any of its Affiliates may subsequently grant a licence of that Improvement Patent to a third party on terms that would preclude any of them from granting a licence of the Improvement Patent to the Licensee of its or its Affiliate’s intention to do so and the Licensee has subsequently either informed OGT that it does not wish to take a licence of that Improvement Patent or has failed to notify OGT in writing within 14 days after the receipt of OGT’s notice that it wishes to take a licence of any such Improvement Patent will be deemed to be included in the definition of Licensed Patent Rights with effect from the date of its grant or the date on which OGT or its Affiliate obtained ownership or sub-licensing rights of it, but the licence granted to the Licensee in respect of the Improvement Patent will be limited to those activities that fall within the claims of the granted patents in the Licensed Patent Rights subsisting on the Effective Date or which derive from applications in the Licensed Patent Rights subsisting on the Effective Date.
4.4	No Implied Licences. No implied right or licence is granted to the Licensee under the Licensed Patent Rights, including any right to grant sub-licences, except as expressly included within the scope of the licences granted under Clauses 2, 3 and 4. The Licensee agrees not to practise any Licensed Process, manufacture any Licensed Product or Supply any Licensed Product Licensed Service other than as allowed under this Agreement.
5.	LICENSEE’S OBLIGATIONS AND MUTUAL INDEMNITIES
5.1	Labelling. In addition to the requirements under clause 4.1, the Licensee must attach a label on each Licensed Product and/or include a statement in associated documentation supplied by it, in a form and manner previously approved by OGT, said approval not to be unreasonably withheld, stating the patent numbers of issued patents covering that

Licensed Product, and must modify that label periodically at OGT’s reasonable request taking into account the burden of making changes to inventories of Licensed Products.
5.2	Indemnity. The Licensee agrees to indemnify and hold OGT and its Affiliates harmless from and against all losses, liabilities, damages and expenses (including legal fees and costs) suffered or incurred in connection with any claims, demands, actions or other proceedings made or brought by any third party, including any Affiliate of the Licensee, arising from: (a) any and all uses or Supplies of Licensed Products or Licensed Services by the Licensee or its Affiliates or End-Users, (b) any manufacturing defect in any Licensed Products manufactured by or on behalf of the Licensee, or (c) any other act or omission of the Licensee in connection with the making, having made, use or Supply of Licensed Products or Licensed Services, except to the extent that any of those losses, liabilities, damages or expenses resulted from the negligence or intentional misconduct of OGT or any of its Affiliates. OGT agrees to indemnify and hold Licensee and Affiliates harmless from and against any and all claims made or brought against any of them by any third party to the extent that they are based on any negligence or intentional misconduct of OGT or any of its Affiliates.
5.3	Insurance. If there is any change in the Entity having Control of the Licensee, or if the identity of the Licensee changes as result of an assignment of the benefit of this Agreement, and Controlling Entity or the new Licensee (as the case may be) had annual world-wide sales less than $100 million the Licensee must as soon as practicable after such change or assignment take out and maintain adequate product liability and other insurance reasonably required by OGT or by any applicable law in respect of its activities under his Agreement. The Licensee must at OGT’s request from time to time provide OGT with reasonable evidence to demonstrate that the Licensee has fulfilled its obligations under this clause.
5.4	Meetings. Up to twice in each calendar year during the Term, or as the parties mutually agree, the parties will endeavour to, at the reasonable request of any party, meet with representatives of the other parties at a mutually convenient time and place to review matters relating to this Agreement. Each party must bear its own costs incurred in attending these meetings.

6.	FINANCIAL PROVISIONS
6.1	Licence Maintenance Fee. Within 15 days after the Effective Date the Licensee must pay to OGT the first Licence Maintenance Fee in respect of the period of the Research Licence from 25 April 2000 until 31 December 2004. The Licensee must pay additional Licence Mantenance Fees within 15 days after 1 January 2005 and of each anniversary thereof until the First Sale Date. If the First Sale Date occurs at any time other than 31 December in any year and the Research License is expanded to include the Commercial Licence, the last Licence Maintenance Fee paid prior to the First Sale Date will be apportioned on a daily basis and the portion representing the part of the calendar year remaining after the First Sale Date will be deductible from the Initial Licence Fee.
6.2	Initial Licence Fee. Within 15 days after the First Sale Date the Licensee must pay to OGT the Initial Licence Fee less any amount deductible pursuant to clause 6.1.
6.3	Milestone Payments. Prior to May 2, 2009, the Licensee must pay to OGT the Milestone Payments, if any, in accordance with the provisions of Schedule 1 and Schedule 3 (as applicable).
6.4	Additional Licence Fees. After May 2, 2009, the Licensee must pay to OGT the Additional Licence Fees, if any, in accordance with the provisions of Schedule 2 and Schedule 4 (as applicable).
6.5	Royalties. For the Supply of Licensed Products and Licensed Services from and including the First Sale Date until the end of the Patent Term, the Licensee must in addition pay to OGT royalties amounting to the percentages of Net Sales of Licensed Products and Licensed Services specified in Part A of this Agreement, subject to the provisions of clauses 6.6, 6.7 and 6.8.
6.6	Credit and Reductions. The Milestone Payments and Additional Licence Fees may be credited against royalties, and Additional Licence Fees may be reduced in accordance with the provisions of Schedule 3 and Schedule 4, but not otherwise.
6.7	Royalty Stacking. The royalties payable under clause 6.5 will be reduced by the amounts, if any, that the Licensee is obliged to pay by way of royalties (including amounts representing the depreciated cost of paid-up royalties) on net sales of Licensed Products and/or Licensed Services pursuant to any existing or future licence granted to the Licensee by any third party provided that:
(a)	the third party licence is reasonably necessary for the Licensee to avoid infringing one or more patents owned or controlled by the third party;

(b)	the Licensee provides OGT with documentary evidence of the third party licence and the amounts payable under it (if necessary redacted so as not to reveal the third party’s identity);

(c)	in no event will the royalty payable by the Licensee in respect of any Licensed Product or Licensed Service in any royalty period be reduced to less than *% of Net Sales of that Licensed Product or Licensed Service; and

(d)	the royalty reduction will only apply to the particular product lines or service offerings in respect of which the third party licence is reasonably necessary.
OGT acknowledges that Licensee has provided OGT access to documentary evidence in accordance with clause 6.7 of its existing licenses from third parties and OGT agrees that the requirements of this claques 6.7 have been met in their entirety and the royalties payable under clause 6.5 are reduced to *% of Net Sales.
6.8	Combination Products. The provisions of Schedule 5 will apply to calculate Net Sales in respect of Licenses Products Supplied in combination with products that are not Licensed Products where the Licensed Product is not separately valued on the relevant invoice of other document evidencing the Supply.
6.9	Payment of Royalties. Royalties due under this Agreement must be paid within 30 days after the end of each Calendar Quarter in respect of royalties that have accrued during that Calendar Quarter pursuant to the provisions of Clause 6.5, and within 30 days after the end of the Patent Term.
6.10	Payment Terms. All sums due under this Agreement:
(a)	are exclusive of Value Added Tax or other sales taxes which where applicable must also be paid by the Licensee to OGT;

(b)	must be paid in US Dollars by bank telegraphic transfer to the credit of a bank account nominate by OGT. In the case of Net Sales invoiced by the Licensee in a currency other than US Dollars, these will be converted consistent with practices used in the Licensees’ ordinary course of business using generally accepted accounting principles;

(c)	must be made without deduction of income tax or other taxes, charges or duties that may be imposed, except and so far as the Licensee is required to make those deductions to comply with applicable laws, in which case the Licensee must reasonably cooperate with OGT in all respects necessary to allow OGT to take advantage of any double taxation agreements that may be available;

(d)	must be made by the due date, failing which OGT may charge interest on any outstanding amount on a daily basis at a rate equivalent to * (but in no event exceeding * per annum above) the prevailing Prime Rate as published in the Wall Street Journal.
6.11	Prohibition on Payment. If, at any time after there has occurred a change in the Entity having control of the Licensee, or after the identity of the Licensee has changed as a result of an assignment of the benefit of this Agreement, the new Licensee is neither a US corporation nor Controlled by a US corporation, and the Licensee is prohibited from making any payment required under this Agreement by a governmental authority in any country, then the Licensee must with the prescribed period for making that payment use its reasonable endeavours to secure from the proper authority in the relevant country permission to make that payment and must make it within 7 days after receiving that permission. If the permission is not received within 30 days after the Licensee’s request then, at OGT’s option, the Licensee must either deposit the total amount due in US Dollars (or if conversion to US Dollars is either prohibited or not possible an amount in local currency of the relevant country equal to *% of the local currency equivalent of that US Dollar amount) in a bank account designated by OGT within that country or pay an Affiliate of OGT designated by OGT which has offices in that country. If when the prohibition on payment is lifted or conversion to US Dollars becomes possible the amount of local currency is insufficient to purchase the amount originally due in US Dollars then the Licensee must immediately make up the shortfall. If after conversion to US dollars of any amount of local currency deposited by the Licensee under this clause the US dollar amount exceeds the amount due to OGT, OGT will repay the excess to the Licensee.
6.12	Reports. Within 30 days after the end of each Calendar Quarter during the Term and within 30 days after the end of the Term, the Licensee must send to OGT a report in a form reasonably stipulated by OGT from time to time. Attached hereto as Schedule 7 and incorporated herein by reference is a report form currently acceptable to OGT. The report must be certified by the Licensee’s chief financial officer or other individual reasonably acceptable to OGT as being complete, true and accurate. The Licensee must send this report whether or not any royalties are due for the period of the report.
6.13	Records and Audit. The Licensee must keep for a minimum period of 2 years from the time of creation at its normal place of business, detailed and up-to-date records and accounts showing the quantity, description and value of Licensed Products and Licensed Services Supplied by it which are the subject of royalties under Clause 6.5, on a country by country basis, and being sufficient to ascertain the royalties due under this Agreement. OGT has the right, on giving reasonable notice, to undertake a review and audit of these records and accounts, not more than once in any 12-month period during the Term and for a period of 2 years after the end of the Term, during local business hours by one or more independent chartered or certified accountants appointed by OGT (assisted by non-qualified staff if required), for the purpose of verifying the accuracy of any statement or report given by the Licensee to OGT under this Agreement. The accountant and staff will be required to keep confidential all information learnt during any review and audit, any only to disclose to OGT any details necessary to report on the accuracy of the Licensee’s statement or report. OGT will be responsible for the accountant’s charges unless the accountant is satisfied, and Licensee reasonably agrees, that there is an underpayment of more than five per cent (5%) in the period audited, in which case the Licensee must pay the accountant’s reasonable charges for the review and audit.

7.	PATENT INFRINGEMENT AND ENFORCEMENT
7.1	Notification of Infringements. The Licensee may at its discretion notify OGT in writing using the procedures set forth in Clause 11.5 of any infringement or possible infringement of any granted patent in the Licensed Patent Rights of which Licensee becomes aware or which Licensee suspects (hereafter “Licensee Identified Infringements”). For Licensee Identified Infringements only, Licensee must if requested by OGT provide OGT or any of its Affiliates with reasonable assistance in any action OGT or any of its Affiliates may take against any person involved with Licensee Identified Infringements, including by disclosing to OGT or any of its Affiliates any relevant information in its possession relating to the Licensee Identified Infringements. In providing such assistance, Licensee will not be obligated under this Agreement to make any external investigations of conduct any analyses. OGT agrees to reimburse Licensee for *% of Licensee’s external legal costs and out-of-pocket expenses in providing OGT or any of its Affiliates with reasonable assistance with respect to the activities of any one infringer or suspected infringer, provided such expenditure has been authorised in advance by OGT, but in no event shall Licensee be obligated to expend more than US $* in such costs and expenses (exclusive of reimbursement by OGT). Any additional costs and expenses shall be borne entirely by OGT but only to the extent that have been authorised in advance by OGT. OGT agrees that Licensee shall be entitled to reimbursement from OGT of the remaining *% of Licensee’s external legal costs and out-of-pocket expenses to the extent that such amounts are recovered by OGT or any of its Affiliates by way of damages, by settlement or otherwise in any action OGT or any of its Affiliates may take in relation to a Licensee Identified Infringement for which Licensee has provided assistance to OGT or any of its Affiliates.
7.2	Actions against Infringers. Neither OGT nor any of its Affiliates will be under any obligation by virtue of this Agreement to take any action whether through the institution or legal proceedings or otherwise with respect to any infringement or suspected infringement of the Licensed Patent Rights but, if OGT or any of its Affiliates in their absolute discretion decide to take any such action, then without prejudice to any separate agreement that the parties may enter into, or have entered into, they must do so at their own cost and the Licensee will have no claim to any sums received by OGT or any of its Affiliates, except as provided in Clause 7.1 If the Licensee notifies OGT of any activities of any third party that it reasonably believes constitute an infringement of the Licensed Patent Rights that is of competitive concern to the Licensee, OGT will consider any information disclosed by the Licensee in good faith and if requested by the Licensee will meet with the Licensee and discuss in good faith any reasonable proposals put forward by the Licensee for dealing with the alleged infringement concerned.
8.	CONFIDENTIALITY
8.1	Confidentiality Undertakings. Each Party (“Receiving Party”) undertakes:
(a)	to keep Confidential Information secret and confidential and to respect the other party’s (“Disclosing Party”) rights in it;

(b)	to use Confidential Information exclusively for the purposes of this Agreement; and

(c)	to disclose Confidential Information only to those of its employees, contractors, consultants and End-Users pursuant to this Agreement (if any) to whom and to the extent that such a disclosure is reasonably necessary for the purposes of this Agreement and related agreements between the parties or their Affiliates and then only subject to written terms of confidentiality in favour of the Receiving Party.
8.2	Exceptions. The provisions of Clause 8.1 will not apply to Confidential Information that the Receiving Party can demonstrate by reasonable, written evidence:
(a)	was, prior to the receipt by the Receiving Party from the Disclosing Party, in the possession of the Receiving Party without any obligation of confidence; or

(b)	is subsequently disclosed to the Receiving Party without any obligations of confidence by a third party who has not derived it directly or indirectly from the Disclosing Party; or

(c)	is or becomes generally available to the public through no act or default of the Receiving Party or its agents, employees, Affiliates or licensees; or

(d)	is independently developed by the Receiving Party without the aid, application or use or Confidential Information of the Disclosing Party, as can be demonstrated by written records created at the time of that independent development.
8.3	Legal Obligation to Disclose. The Receiving Party may disclose Confidential Information to the extent that it is required to disclose it by or to the courts of any competent jurisdiction, or to any government, regulatory agency or financial authority, provided that the Receiving Party must:
(a)	inform the Disclosing Party as soon as is reasonably practicable; and

(b)	at the Disclosing Party’s request seek to persuade the court, agency or authority to have the Confidential Information treated in a confidential manner, where this is possible under the court, agency or authority’s procedure.
8.4	Extension to Employees, etc. The Receiving Party must procure that all of its employees, contractors and sublicensees and End-Users pursuant to this Agreement (if any) who could have access to any Confidential Information to which Clause 8.1 applies must be made aware of and subject to these obligations.
9.	WARRANTIES AND WARRANTY DISCLAIMERS
9.1	Warranty of Authority. Each party warrants to the others that it has the full right and power to enter into this Agreement. OGT further warrants that it is entitled to license the Licensed Patent Rights in accordance with the provisions of this Agreement.

9.2	OGT and OGT Limited Warranties and Representations. OGT and OGT Limited warrant and represent to Licensee that:
(a)	OGT or its Affiliates are the sole and exclusive owner of the Licensed Patent Rights, including, without limitation, the patents and patent applications specified in Part A, free of any liens or encumbrances;

(b)	OGT and OGT Limited have the right and power to enter into this Agreement and to grant the rights granted pursuant to this Agreement;

(c)	to the best of the knowledge and belief of the directors of OGT at the Effective Date, no patent which on the Effective Date is either owned by OGT or any of its Affiliates or is licensed to OGT or any of its Affiliates with the right to sublicense, and which is not included in the Licensed Patent Rights, would be infringed by the manufacture, having manufactured, Supply, offer for Supply, importation or use of the eSensor Generation 1 Products;

(d)	as of the Effective Date no patent included in the Licensed Patent Rights has been revoked or held to be invalid by any court of competent jurisdiction or patent office;

(e)	as at the Effective Date the directors of OGT are not aware, without having made any special enquiry, of any prior art that would defeat novelty or inventiveness of any of the granted patents in the Licensed Patent Rights (as they exist on the Effective Date) that has not been disclosed to the relevant patent office, or of any actions or omissions of OGT or any Affiliate of OGT which have resulted in any relevant patent office being misled, or of any inequitable conduct in relation to any of the Licensed Patent Rights (as they exist on the Effective Date) by OGT or any Affiliate of OGT. The Licensee acknowledges that this warranty is not breached by virtue of the fact that European Patent Number 0 373 203 was maintained by the Opposition Division in amended form and not as granted; and

(f)	as at the Effective Date, without having made any special enquiry, the directors of OGT are not aware that any Entity has a current intention of taking proceedings against the Licensee for patent infringement in relation to the eSensor Generation 1 Products.
9.3	Non-reliance. The Licensee acknowledges that in entering into this Agreement, it does not do so in reliance on any representation, warranty or other provision except as expressly provided in this Agreement and any conditions, warranties or other terms implied by statute or common law are excluded from this Agreement to the full extent permitted by law.
9.4	Warranty Exclusions. Without limiting the scope of Clause 9.3 except as otherwise expressly provided in this Agreement, neither OGT nor OGT Limited gives any warranty, representation or undertaking:

(a)	as to the efficacy or usefulness of the Licensed Patent Rights or any Inventions claimed in them;

(b)	that any of the Licensed Patent Rights are or will be valid or subsisting or (in the case of applications) will proceed to grant;

(c)	that the exploitation of any of the Licensed Patent Rights or the manufacture, Supply or use of Licensed Products or Licensed Services or the exercise of any other rights licensed under this Agreement, will not infringe any other intellectual property or other rights of any other Entity; or

(d)	as imposing any obligation on OGT or any of its Affiliates to bring or prosecute actions or proceedings against third parties for infringement or to defend any actions or proceedings for revocation of any of the Licensed Patent Rights.
9.5	EXCLUSION OF LIABILITY. IT IS UNDERSTOOD AND AGREED BETWEEN THE PARTIES THAT, EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT, ANY AND ALL RIGHTS LICENSED AND INFORMATION MADE AVAILABLE BY OGT OR ANY OF ITS AFFILIATES TO THE LICENSEE ARE LICENSED OR MADE AVAILABLE “AS IS”. NEITHER OGT NOR OGT LIMITED MAKES ANY REPRESENTATIONS OR WARRANTIES (OTHER THAN THE REPRESENTATIONS AND WARRANTIES IN CLAUSE 9) OF ANY KIND, WHETHER EXPRESS OR IMPLIED, WITH RESPECT TO SUCH RIGHTS OR INFORMATION, INCLUDING BUT NOT LIMITED TO ANY REPRESENTATION OR WARRANTY CONCERNING THE PERFORMANCE OF ANY LICENSED PRODUCT OR LICENSED SERVICE. OGT AND OGT LIMITED DISCLAIM ALL WARRANTIES, EXPRESS OR IMPLIED, INCLUDING ANY IMPLIED WARRANTIES OF QUALITY, MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.
10.	DURATION AND TERMINATION
10.1	Research Licence. The Research Licence will come into effect on the Effective Date and unless terminated earlier in accordance with this clause or under the general law will continue in force until the earlier of:
(a)	the Licensee giving OGT written notice of termination no less than 3 months prior to the intended termination date; or

(b)	the end of the Patent Term.
10.2	Commercial Licence. The Commercial Licence will come into effect on the First Sale Date and unless terminated earlier in accordance with this clause or under the general law will continue in force until the end of the Patent Term.
10.3	Termination by OGT. OGT may terminate this Agreement immediately by written notice if:

(a)	the Licensee commits a material breach of this Agreement or any term of it (other than by failing to make a payment by the due date) and the breach is not capable of being remedied; or

(b)	the Licensee commits a material breach of this Agreement or any term of it (other than by failing to make a payment by the due date) and the breach is capable of being remedied, but the Licensee is not taking active steps to remedy it by the end of the period of 60 days after receipt of written notice from OGT specifying the breach and requiring its remedy (which steps it must describe in reasonable detail to OGT in a written report made to OGT within that 60-day period), or, having taken those steps, fails to remedy the breach by the end of the period of 120 days after receipt of that notice; or

(c)	the Licensee fails to make any payment by the due date and subsequently fails to make the payments concerned plus any applicable interest within 30 days after receiving written notice from OGT requiring it to do so; or

(d)	an Insolvency Event occurs in relation to the Licensee; or

(e)	the Licensee or any Affiliate of the Licensee or any of their officers or employees challenges or (except where required to do so pursuant to a court order or as otherwise required by law) assists any other person to challenge the validity or priority of any of the Licensed Patent Rights. In any dispute between the parties as to whether or not any particular activity is Covered by a Valid Claim, any assertion that the claim in question, assuming it to be valid, does not cover the activity will not be treated as a challenge to the claim’s validity. However any assertion that the activity is not so covered because the claim in question is invalid will be treated as a challenge to its validity. For any new or existing patent application of OGT or any of its Affiliates which if granted would be an Improvement Patent, and which claims a priority date earlier than the priority date of a patent or application filed by the Licensee, the Licensee may challenge the priority date of OGT’s or its Affiliates application in the course of the prosecution of its own patent application or in the context of an interference action between the two patent applications (or between OGT’s or its Affiliate’s application and the Licensee’s patent) without falling within this sub-clause. The Licensee may also, in the course of prosecuting any patent application, challenge the citation of any patent or application in the Licensed Patent Rights as prior art against it without falling within this sub-clause.
10.4	Termination by the Licensee. The Licensee may terminate this Agreement immediately by written notice if:
(a)	OGT or OGT Limited commits a material breach of this Agreement or any term of it and the breach is not capable of being remedied; or

(b)	OGT or OGT Limited commits a material breach of this Agreement or any term of it and the breach is capable of being remedied, but OGT or OGT Limited, as applicable, is not taking active steps to remedy it by the end of the period of 60 days after receipt of written notice from the Licensee specifying the breach and requiring its remedy (which steps it must describe in reasonable detail to the Licensee in a written report made to the Licensee within that 60-day period), or, having taken those steps, fails to remedy the breach by the end of the period of 120 days after receipt of that notice; or
(c)	at any time during the Term or more claims of the patents in the Licensed Patent Rights are declared invalid, unenforceable, are revoked or are significantly narrowed in scope by a court of law or a parent office, in which case OGT shall provide notice of such action to Licensee within 30 days, and as a result the Licensee no longer manufactures or Supplies any Licensed Products or practises any Licensed Processes in any part of the world; or

(d)	the Licensee has made payments by way of the Initial License Fee, Milestone Payments and/or Additional Licence Fees which together total $5 million or more.
10.5	Change of Control. If any Entity or group of Entities acting together, which does not have Control of the Licensee at the Effective Date, acquires Control of the Licensees, or if any Entity that has Control of the Licensee at the Effective Date loses Control of the Licensee, the Licensee must promptly inform OGT in writing. Following such notice, and if requested by OGT, Licensee will meet with OGT to discuss the future plans of the Licensee and any person having Control of the Licensee with respect to the Licensee’s business and will discuss in good faith any reasonable proposals regarding future actions under this Agreement put forward by OGT.
10.6	Effect of Termination. On termination of this Agreement for any reason:
(a)	the Licensee will be entitled to Supply, use or otherwise dispose of (subject to payment of royalties under Clause 6.5 if OGT terminates the Agreement under clause 10.3 or if Licensee terminates under clause 10.4(c)) any unsold or unused stocks of Licensed Products for a period of three months following the date of termination;

(b)	subject to clause (a) above, the Licensee will, if requested by OGT, consent to the cancellation of any formal licence granted to it, or of any registration of it in any register, in relation to any of the Licensed Patent Rights;

(c)	the parties must cease to use any Confidential Information of the others and must return to the Disclosing Party or, at the Disclosing Party’s option, destroy all copies of the Disclosing Party’s Confidential Information in their possession or under their control;

(d)	except as provided in this Clause 10.6, and except in respect of any accrued rights, no party will be under any further obligation to any other under this Agreement; and

(e)	the provisions of Clauses 1, 2.5, 5.2, 6.11, 6.13, 8, 9, 10.6 and 11 will survive termination of this Agreement indefinitely.
11.	GENERAL
11.1	Amendments. This Agreement may only be amended in writing signed by duly authorised representatives of the parties.
11.2	Assignment. OGT and OGT Limited may assign, mortgage, charge or otherwise transfer their respective rights under this Agreement in whole or part to any third party. The Licensee may not assign, mortgage, charge or otherwise transfer any rights or obligations under this Agreement without the prior written consent of OGT, except that the Licensee may assign all its rights under this Agreement to any party to which it transfers all or substantially all of the CMS Business, provided that the assignee undertakes to OGT to be bound by and perform the obligations of the Licensee under this Agreement.
11.3	No Waiver. No failure or delay on the part of any party to exercise any right or remedy under this Agreement will be construed or operate as a waiver thereof, nor will any single or partial exercise of any right or remedy preclude the further exercise of such right or remedy.
11.4	No Agency. Neither OGT nor OGT Limited, on the one hand, nor Licensee, on the other hand, may act or describe itself as the agent of the other, nor may it make or represent that it has authority to make any commitments on the other’s behalf.
11.5	Notices. Any notice to be given under this Agreement must be given in writing and must be sent by registered or certified post, postage prepaid or by air courier, to the address of the relevant party, set out in Part A of this Agreement, or such other address as that party may from time to time notify to the other parties in accordance with this clause 11.5. A notice sent by facsimile will not be good notice under this Agreement. Notices sent as required above will be deemed to have been received seven working days after the date sent.
11.6	Further Assurance. Each party agrees to execute, acknowledge and deliver such further instruments, and do all further similar acts, as may be necessary or appropriate to carry out the purposes and intent of this Agreement.
11.7	Announcements. No party may make any press or other public announcement concerning any aspect of this Agreement, or make any use of the name of the other parties in connection with or in consequence of this Agreement, without the prior written consent of the other parties, except to the extent required by applicable laws or regulations, in which case the party obligated to make the disclosure must use reasonable efforts to notify the other parties prior to such disclosure.
11.8	Entire Agreement. This Agreement sets out the entire agreement between the parties or their Affiliates relating to its subject matter and supersedes all prior oral or written agreements, arrangements or understandings between them relating to such subject matter. Save in the case of fraud, the parties acknowledge they are not relying on any representation, agreement, term or condition which is not set out in this Agreement.

11.9	Severability. If any clause or part of any clause in this Agreement is declared invalid or unenforceable by the judgment or decree by consent or otherwise of any court or authority of competent jurisdiction from whose decision no appeal is or can be taken, all other clauses or parts of clauses contained in this Agreement will remain in full force and effect and will not be affected thereby for the term of this Agreement, but the parties will negotiate appropriate amendments to this Agreement with a view to restoring the balance of commercial interests as it stood prior to such invalidity or unenforceability being declared.

11.10	Law and Jurisdiction. This Agreement is made and will be construed in accordance with the laws of England and Wales. Any legal action brought by OGT or OGT Limited against Licensee in relating to this Agreement must be brought in the courts of the State or country of incorporation of Licensee (unless it is a counterclaim to an action already brought by Licensee against OGT or OGT Limited, in which case it may be brought in the court in which the claim was brought), and any legal action brought by Licensee against OGT or OGT Limited in relation to this Agreement must be brought in the courts of the State or country of incorporation of OGT or OGT Limited, as appropriate, (unless it is a counterclaim to an action already brought by OGT or OGT Limited against Licensee, in which case it may be brought in the court in which the claim was brought), except that any party may seek an interim or emergency injunction in any court of competent jurisdiction.
11.11	Force Majeure. No failure omission by any party in the performance of any obligation according to this Agreement, other than a payment obligation, shall be deemed a breach of this Agreement or create any liability to the extent that the same shall arise from any cause or causes beyond the control of such party, including, but not limited to: (A) acts of God, (b) acts of a public enemy, (c) acts of civil or military authority, (d) hurricanes, (e) earthquakes, (f) fires, (g) floods, (h) epidemics, (i) embargoes, (j) war, and (k) riots. The party affected by force majeure shall promptly and timely notify the other parties of the existence thereof, the expected delays, and the estimated effect upon its performance hereunder, provided, that no such delay or failure in performance shall continue for more than one hundred and twenty (120) days.

NOTE DESCRIBING THE PURPOSE OF SCHEDULES 1, 2, 3 AND 4
LICENCE FEE COMPONENTS OF THE AGREEMENT
Milestone Payments and Additional Licence Fees
1.	The full licence fee for the licence granted to the Licensee is $* and it is payable in installments due if revenue milestones are met in accordance with the success of the CMS Business.

2.	Prior to May 2, 2009 the instalments are termed Milestone Payments.

3.	Milestone Payments are triggered by the CMS Business achieving specific annual revenue levels within a given calendar year.

4.	If the full $* has not been paid by May 2, 2009, Additional Licence Fees become due if the CMS Business generates defined cumulative revenues commencing on the First Sale Date.

5.	In any event, if the CMS Business generates a cumulative total of $* in revenue a total of $* in licence fees will have become payable.

6.	A proportion of Milestone Payments can be credited against royalty obligations in accordance with Schedule 3.

7.	Additional Licence Fees can be reduced in accordance with Schedule 4.

8.	Both the proportion of Milestone Payments that can be used as a credit against royalty and the amount of reduction that can be applied to Additional Licence Fees are dependent on the calendar year in which the Milestone Payments and Additional Licence fees (as the case may be) become due.

Schedule 1 —	defines the Milestone Payments (i.e. licence fees prior to May 2, 2009)
Schedule 2 —	defines the Additional Licence Fees (i.e. licence fees after May 2, 2009)
Schedule 3 —	defines the mechanism to be used in calculating the proportion of Milestone Payments that can be used as credit against royalty obligations
Schedule 4 —	defines the mechanism to be used when calculating any reductions applicable against an Additional License Fee

SCHEDULE 1
Milestone Payments
1.	Prior to May 2, 2009, if the CMS Annual Revenues in any calendar year after the First Sale Date first reach the level(s) in Column 1 of Table S1 the relevant Milestone Payment(s) in Column 2 will become payable.

(The level of CMS Annual Revenues will be assessed by the Licensee at the end of each Calendar Quarter prior to May 2, 2009 and any Milestone Payment will be payable within 21 days after the end of the Calendar Quarter in which the relevant milestone is first achieved.)

2.	In calendar year 2009 the CMS Annual Revenues from the beginning of that calendar year until May 2, 2009 will be assessed and projected forward on a straight line basis for the whole calendar year. If the projected CMS Annual Revenues for that calendar year reach an applicable milestone not before reached the relevant Milestone Payment will be payable within 21 days following May 2, 2009.

Table S1	The CMS Business annual revenue trigger points and associated Milestone Payments

	COLUMN 1	COLUMN 2
Milestone	CMS Annual Revenues	Milestone Payment
*	$*	$*
*	$*	$*
*	$*	$*
*	$*	$*
*	$*	$*
3.	If at any time prior to May 2, 2009 the CMS Cumulative Revenues reach $* (i.e. * US dollars), the balance of all Milestone Payments then remaining unpaid will become payable within 21 days after the end of the calendar quarter in which that level is achieved.
4.	For the avoidance of doubt, no Milestone Payment will be payable more than once.

SCHEDULE 2
Additional Licence Fees
1.	If by May 2, 2009 not all Milestone Payments have become payable then Additional Licence Fees may become payable in accordance with this Schedule.
2.	The total of the Additional Licence Fees, if any, that become due will be the equivalent of the sum of any unpaid Milestone Payments.
3.	The Additional Licence Fees, if any, that become due will be payable in two equal instalments (the “First Additional Licence Fee” and the “Second Additional Licence Fee”) dependent on the level of the CMS Cumulative Revenues achieved prior to May 2, 2009, as set out in column 1 of Table S2.
4.	The first Additional Licence Fee, if any, that becomes due will be payable in 21 days after the end of the Calendar Quarter in which the CMS Cumulative Revenues reach the level in column 2 of Table S2.
5.	The Second Additional Licence Fee, if any, that becomes due will be payable 21 days after the end of the Calendar Quarter in which the CMS Cumulative Revenues reach $1 billion.

Table S2	The trigger points for payment of the First Additional Licence Fee as determined by the success of the CMS business prior to May 2, 2009

COLUMN 2
COLUMN 1	CMS Cumulative Revenues
CMS Cumulative Revenues	triggering the First Additional
prior to May 2, 2009	Licence Fee
Less than or equal to $*	$*
Greater than $400m but less than $*	$*
Equal to or greater than $*	$*
6.	Additional Licence Fees will be subject to reductions in accordance with Part 2 of Schedule 4.

SCHEDULE 3
The basis on which credits may become available from Milestone Payments against royalty obligations
Table S3	Formulae defining the percentage of any given milestone payment that can be used as a royalty credit prior to May 2, 2009

Percentage (%) of Milestone Payment that can be used as
Milestone Payment	a royalty credit
Year	2005	2006	2007	2008	2009
1. $*	*	*	*	*	*
2. $*	*	*	*	*	*
3. $*	*	*	*	*	*
4. $*	*	*	*	*	*
5. $*	*	*	*	*	*
1.	A proportion of all Milestone Payments will be eligible to be treated as a prepayment of royalties otherwise due, in accordance with this Schedule 3.
2.	The amount of any Milestone Payment that can be treated as a prepayment of royalties can be carried across into the subsequent year if not fully used up in the calendar year it becomes due.
3.	The amount of credit associated with a specific Milestone Payment is determined by the year in which the Milestone Payment is met; the amount of credit will decrease the later a payment becomes due (Table S3).
4.	The precise amount of credit associated with the payment of any Milestone Payment can be calculated using the data in Table S3.
Example
(All amounts are rounded to the nearest $* in these examples)
Milestone 1 becomes due in 2006
Amount of credit available against royalty is *% of $*, i.e. credit of $*.

If the royalty obligation at the time Milestone 1 became due was $* a credit of $* would be applied and a royalty payment of $* would be payable (i.e. $* royalty obligation less than $* credit).
If the royalty obligation at the time Milestone 1 became due was $* a credit of $* would be available and a royalty payment of * would be payable with a credit of $* being carried forward (i.e. $* credit less the $* of royalty obligation).
Milestone 1 becomes due in 2007
Amount of credit available against royalty is *% of $*, i.e. credit of $*.
In this case if a royalty obligation at the time Milestone 1 became due was $* a credit of $* would be applied and a royalty payment of $* would be payable (i.e. $* royalty obligation less then $* credit).
In this case if the royalty obligation at the time Milestone 1 became due was $* a credit of $* would be available and a royalty payment of $* would be payable (i.e. $* royalty obligation less the $* credit).

SCHEDULE 4
The basis on which Additional Licence Fees may be reduced

Table S4	Formulae defining the percentage of any given Milestone Payment that can be used to calculate reductions that can be applied to Additional Licence Fees

Percentage (%) of Milestone Payment that can be used to
Milestone Payment	calculate Additional Licence Fees reductions
Year	2010	2011	2012	2013	2014
1. $*	*	*	*	*	*
2. $*	*	*	*	*	*
3. $*	*	*	*	*	*
4. $*	*	*	*	*	*
5. $*	*	*	*	*	*
1.	Additional Licence Fees may be reduced, in accordance with this Schedule 4.
2.	The First and Second Additional Licence Fees will be equal in amount, i.e. each being half of the total Additional Licence Fees, and each will be treated as comprising half of each of the unpaid Milestone Payments.
3.	The applicable reduction associated with a specific Additional Licence Fee is determined by the year in which the Additional Licence Fee is paid; the earlier an Additional Licence Fee is paid the greater the amount of reduction (Table S4).
4.	The reduction applicable to an Additional Licence Fee will be equivalent to the sum of the credit that would have been available if the Milestone Payments it comprises of were paid at the time the Additional Licence Fee becomes due.
5.	The precise amount of reduction associated with the payment of any Additional Licence Fee can be calculated using the data in Table S4.
Example
Milestones 4 and 5 not met prior to May 2, 2009 and First Additional Licence Fee becomes due in 2010 and Second Additional Licence Fee becomes due in 2012.
Total Additional Licence Fee equals the sum of unpaid Milestone Payments; in this example Milestone 4 ($*) plus Milestone 5 ($* M) which equals $*.

First Additional Licence Fee is * of the total Additional Licence Fee; therefore in this case First Additional Licence Fee = $*.
The First Additional Licence Fee comprises * of Milestone Payment 4 and * of Milestone Payment 5. In 2010 Milestone 4 has *% available as a credit and Milestone 5 has *% available (see Table S4).
Therefore reduction of the First Additional Licence Fee in this example is equivalent to *% of * of Milestone 4 (*% x * x $*) plus *% of * of Milestone 5 (*% x *x $*) which equals $*.
This level of reduction will result in a payment of $*, i.e. $* minus $*.
Second Additional Licence Fee equals the First Additional Licence Fee, i.e. $* comprising * of both Milestones 4 and 5.
In 2012 Milestone 4 has *% available as a credit and Milestone 5 has *% available (see Table S4).
Therefore reduction of the Second Additional Licence Fee in this example is equivalent to *% of * of Milestone 4 (*% x * x $*) plus *% of * of Milestone 5 (*% x * x $*) which equals $*.
This level of reduction will result in a payment of $*, i.e. $* minus $*.

SCHEDULE 5
Combination Products
Where a Licensed Product is Supplied in combination with one or more products that are not Licensed Products (“a Combination Product”) and the Licensed Product is not separately valued on the relevant invoice or other document evidencing the Supply, the parties will follow the principles and procedures set out in this Schedule 5 to determine the proportion of the Net Sales of the Combination Product that represents Net Sales of the Licensed Product for the purpose of calculating royalties payable under this Agreement (“the Royalty Base”).
In respect to the eSensor Generation 1.0 Combination Product, the Royalty Base is *% of eSensor Generation 1.0 Assay Kit revenues (see Schedule 6 for product description). The Licensed Product components of the eSensor Generation 1.0 Assay Kit are a subset of the Labelling/Detection Components and include: the cartridge containing printed circuit board material, gold electrodes and connectors, DNA capture probes and the plastic housing and cap. These components represent *% of the total eSensor Generation 1.0 Assay Kit price (see table below). Thus, given the *% royalty rate pursuant to clause 6.7 of this Agreement (after royalty stacking adjustments) and given that the proportion of the Net Sales of the Combination Product that represents Net Sales of the Licensed Product is *% as outlined here, the effective royalty rate on eSensor Generation 1.0 Assay Kit revenues is *% (see table below).

COMPLETE GENERATION 1.0 ASSAY KIT
Consumable Pricing	(%)		*	%		*	%		*	%
	($)	$	*		$	*		$	*

LABELING/DETECTION COMPONENTS
	Signaling Probe Cocktail				Chip/Cartridge/Cap
Sub-kit Pricing	(%)		*	%		*	%
	($)	$	*		$	*
Kit Royalty Base	(%)					*	%
	($)				$	*
Licenced Product Royalty	(%)					*	%
	($)				$	*
Based on $* total kit price assumption
Given *% royalty rate pursuant to Paragraph 6.7
In respect of other Combination Products the Royalty Base will be determined in accordance with the following principles:
1.	If all material parts of the Combination Product are also Supplied as separate products then the proportion that the list price attributable to the Licensed Product bears to the total of the list prices of all of the products that make up the Combination Product will be the Royalty Base.

2.	If the Licensed Product component of the Combination Product is available as a separate product, but some other element of the Combination Product are not sold separately, then the list price of the Licensed Product component (less any discount applied to the whole Combination Product price) will be the Royalty Base.
3.	If neither of the above applies then if there is a list price for an equivalent Licensed Product that has been sold within 6 months of the date of the first sale of the Combination Product that list price will be the Royalty Base.
4.	If the Licensee plans to introduce a new Combination Product of which there is no equivalent recent past or current Licensed Product then it will notify OGT in writing of that plan as long before the launch of the new product as is reasonably possible, and in any event no less than 30 days before the launch, and the parties will negotiate in good faith to seek to agree on the Royalty Base. The Licensee will provide OGT with all information about the new Combination Product that OGT reasonably requires in order to come to an informed agreement over the Royalty Base, applying similar, price-based considerations to those applied in respect of the eSensor Generation 1.0 Combination Product above. During the course of those negotiations either OGT or Licensee party may at any time require that the negotiations are referred to and continued between the Chief Executive Officers or other senior executives of the parties or are assisted by a mediator, or both. If at the end of the period of 90 days after the initial notification by the Licensee the parties have not reached agreement on the Royalty Base either OGT or Licensee may notify the other that it wishes to submit the matter to administered expertise proceedings in accordance with the Rules for Expertise of the International Chamber of Commerce (“ICC”). The parties shall then ask the ICC to propose experts with relevant industry experience (including in clinical diagnostics and in government and private reimbursement schemes) and if they cannot agree on the choice of an expert within a period of 14 days after receipt of proposals from the ICC they will ask the ICC to appoint one. The expert’s decision will be binding on the parties.
The parties agree that during the period of time that they are determining the Royalty Base of a Combination Product, the Licensee will continue to pay royalties based on the Royalty Base of existing Combination Products. Once a Royalty Base is determined in accordance with the above process, then all royalties previously paid by the Licensee to OGT will be adjusted accordingly and either the Licensee shall make a payment to OGT for any underpayment of royalties or OGT shall make a payment to the Licensee for any overpayment of royalties.

SCHEDULE 6
eSensor Generation 1 Products
The eSensor Generation 1 series of products will each consist of a Reader and an Assay Kit as described herein. The Assay is performed as also described herein.
Reader
The Generation 1 Reader is an instrument for performing hybridization and interrogation of multiple cartridges simultaneously, each in a separate compartment. The instrument is controlled by a central processing unit (CPU) which may be an off-the-shelf personal computer (Windows-based) or an internal, embedded computer. The CPU and associated electronic circuitry monitor and control the temperature of each compartment. The CPU and associated electronic circuitry also perform electrochemical analysis of each DNA electrode in the cartridges.
Electrochemical analysis is performed using multiple potentiostat circuits, each of which analyzes a cartridge in one compartment at a time. The circuit measures the potential of the fluid in the cartridge using a reference electrode in the cartridge. It applies a voltage to the auxiliary electrode in the cartridge to achieve a desired voltage in the fluid. The desired voltage is a time variable waveform which is programmable, usually an alternating-current (ac) voltage added to a dc ramp. The current which flows from the auxiliary electrode to each DNA electrode (working electrode) in response to the applied voltage is measured by the circuitry as a function of time. The current is amplified and fed into a high speed, high precision analog to digital (A/D) converter. The digital information is stored in memory, as is the time for each data point. Each DNA electrode is analyzed sequentially in an identical manner.
Signal processing for the data set corresponding to each DNA electrode is performed by determining the root-mean-square (RMS) current as a function of applied voltage to produce a standard ac voltammogram for each electrode. In addition, the data set may be analyzed by calculating the RMS current response for each DNA electrode at integer multiples of the fundamental frequency (harmonics) of the applied ac voltage.
Waveform analysis is performed on the resultant waveform to characterize the DNA hybridization on the DNA electrode.
Assay Kit
The Assay Kit includes multiple cartridges for analysis of multiple tissue samples (usually blood). It also includes the necessary reagents for performance of the analysis.
Cartridge. Each cartridge consists of a printed circuit board (PCB) with an array of gold electrodes on one face of the PCB. Each electrode is approximately 0.5 mm in diameter. Each electrode is connected to a contact paid on one edge of the PCB via a thin interconnect strip of metal. The exposed area of each electrode is defined by one or more layers of solder mask (a photosensitive insulating layer). Each electrode is covered by the solder mask, except for a circle in its center of approximately 0.25 mm diameter. The solder mask completely covers the entire surface of the PCB except for the electrodes and the connector pads on one edge of the PCB.
The electrodes of each PCB “chip” are modified with a self-assembled-monolayer (SAM) containing insulating molecules and DNA oligonucleotides (15-30 nucleotides in length). The insulating molecules are thio-alkyl or disulfide-alkyl compounds which have appended triethylene-glycol groups. The DNA oligonucleotides are modified (usually on the 3’ terminal nucleotide) with an thio-alkyl group. The electrodes are modified by applying a small droplet of the two components in an aqueous solution to each electrode using a non-contact automated spotter. Each electrode can be modified with a different oligonucleotide sequence or multiple electrodes can be modified with the same oligonucleotide.
The cartridge is formed by attaching the modified PCB to a plastic housing. The plastic housing and a gasket define a fluid chamber over the electrode array. The plastic housing and gasket also form an inlet port to the cartridge designed to accept a standard disposable pipet tip for filling.
The cartridges in an Assay Kit are enclosed in a metalized plastic pouch which is filled with nitrogen gas.
Assay
An assay is performed using the reagents supplied in the Assay Kit plus any items not provided in the kit. Typically, the DNA from the blood sample is extracted using the commercial extraction kit. Some assays may be performed directly from whole blood. The genomic DNA is amplified, typically using polymerase chain reaction (PCR). If multiple DNA sequences are to be analyzed, the amplification is usually performed in a multiplex format.
If the amplification procedure produces double stranded product then it is rendered single stranded by any of the several procedures. Typically, the DNA is digested with lambda exonuclease. In this case, one of the amplification primers in phosphorylated to facilitate digestion of the extension product of that primer. The DNA amplification is designed to produce target polynucleotides of from about 75 nucleotides up to several thousand nucleotides in length.
A small volume of the single-stranded amplification product is mixed with a small volume of Assay Buffer and the mixture is loaded into a cartridge for analysis. The cartridge is inserted into a compartment of the Reader and the analysis is initiated on the Reader. The Assay Buffer contains electrolytes, denaturing agents, surfactants, an alkyl thiol, and signal probes.
Signal probes are oligonucleotides of from about 12 to 25 nucleotides in length and are designed to bind to a region in the target polynucleotide which is adjacent (in the 3’ direction) to a second region of the target polynucleotide. The DNA on the electrode (capture probe) is designed to bind to the second region of the target polynucleotide. Signal probes are modified with electrochemical labels (ferrocene analogs) covalently attached to the sugar group.
After the cartridge is inserted in the Reader, the Reader raises the temperature of the compartment to 35 to 45 degrees Celsius for a time sufficient for the target polynucleotide and the capture and signal probes to hybridize to one another. Following this hybridization period, the Reader analyzes each electrode in the cartridge.
Genotyping assays are conducted as described, using two different signal probes, one having the expected wild-type sequence and the other having the expected mutation sequence. Each signal probe has an electrochemical label with a distinct electrochemical potential which allows independent recognition and quantitation.
The preceding description applies to a series of DNA detection platforms which will incorporate improvements and variations but which are all embodied within that description. Following are descriptions of two Generation 1 product platforms which are under development.
eSensor Generation 1.0 Product
The eSensor Generation 1.0 Product, named the eSensor 4800 DNA Detection System, is a Generation 1 product as described above with the distinctions described herein.
Reader
The Generation 1.0 Reader, called the eSensor™ 4800 Reader, incorporates 48 compartments for separate cartridges. It is controlled by a Windows XP-based personal computer and also contains embedded microprocessors for signal processing, thermal control, and electrochemical analysis. The personal computer communicates with the Reader by serial communication. The cartridge compartments are arranged in six columns of eight compartments. Each column can be independently controlled and can, thus, be used for different assays.
The 4800 Reader contains eight independent potentiostats for electrochemical analysis so that all cartridges in a single column can be analyzed at once. Alternating current voltammetry (ACV) is performed by applying a linear dc ramp from -100 to +600 mV combined with an ac sine wave of approximately 100 mV amplitude and approximately 100 Hz.
Signal processing for each DNA electrode is performed by the embedded microprocessors. The fourth harmonic ac voltammogram is determined and downloaded to the personal computer for waveform analysis.
Waveform analysis is performed by analyzing the ac voltammogram, searching for the expected shape of the fourth harmonic waveform. For genotyping assays, each waveform is analyzed for the existence of two fourth harmonic waveforms, overlapping but having different electrochemical potentials.
Assay Kit
Reagents. The Generation 1.0 Assay Kit includes a mixture of PCR primers, two primers for each amplicon. Taq polymerase is included in sufficient quantity to perform the number of assays corresponding to the number of cartridges in the kit. Lambda exonuclease is included for generation of single-straded DNA amplicon. Buffers for hybridization and analysis are included which contain all necessary components, including ferrocene-labeled signal probes.

Cartridge. Each cartridge consists of a printed circuit board (PCB) with an array of 36 gold electrodes on one face of the PCB. The gold electrodes are formed by electroplating first tin and then gold over copper. Electrodes, interconnects and edge contacts are all coated with electroplated gold. The exposed area of each electrode is defined by two layers of solder mask. Each electrode is covered by a first layer of solder mask, except for a circle in its center of 0.25 mm diameter. The second (top) solder mask layer has a larger circular hole (approximately 1 mm in diameter) around each DNA electrode. Each PCB also has a single reference electrode which is gold, but coated with a Ag/AgCl paste. Each PCB also has a single auxiliary electrode which is a gold electrode of approximately 1 mm diameter.
Each electrode is spotted with different capture probe, usually 20-25 nucleotides in length. Typically, two electrodes are coated with each capture probe to provide duplicate analysis for increased reliability of the assay. Two positive control electrodes are spotted with a capture probe which will hybridize with a synthetic DNA oligonuclotide which is included in the assay buffer. The assay buffer also contains a signal probe complementary to the synthetic oligonuclotide. Two negative control electrodes are also included and spotted with capture probes that have no significant complementarity to any signal probe or target polynucleotide.
The cartridge is formed by attaching the modified PCB to a plastic housing. The plastic housing and a double sided adhesive gasket define a fluid chamber over the electrode array.
Assay
Blood samples are extracted using a commercial extraction kit (not supplied at present). The genomic DNA is amplified by multiplex PCR. One of the two primers for each amplicon is phosphorylated.
The PCR amplicon is rendered single stranded by incubation with the supplied lambda exonuclease.
A small volume of the single-stranded amplification product is mixed with a small volume of Assay Buffer and the mixture is loaded into either one or two cartridges for analysis. The cartridges are inserted into a compartment of the 4800 Reader and the analysis is initiated.
Signal probes in the Generation 1.0 are oligonuclotides of from 14 to 20 nucleotides in length.
eSensor Generation 1.1 Product
The eSensor Generation 1.1 product will be similar to the Generation 1.0 product with the following improvements or modifications.
Reader
The Generation 1.1 Reader will be modular in construction and will accommodate from eight to 48 cartridges, expandable in columns of eight compartments. The Reader will use an embedded computer and the electronics will be redesigned and use updated electronic components but will perform similar functions to the 4800 Reader.

Each cartridge compartment will include actuators to allow mixing of fluid components within the cartridge.
Assay Kit
Reagents. The Generation 1.1 Assay Kit will contain similar components to that of the Generation 1.0 Assay Kit. Signal probes will be analogous to those used in Generation 1.0 except that a new labeling chemistry will be employed to create signal probes which are less hydrophobic than Generation 1.0 probes.
Cartridge. Each cartridge will consist of a printed circuit board (PCB) with an array of 75-100 gold electrodes on the PCB. A higher density edge connector configuration will be employed to allow the higher number of electrodes.
The cartridges are designed to allow mixing of the fluid contained in the cartridge to facilitate hybridization kinetics.

SCHEDULE 7
Royalty Reports
Royalty reports are required from the Licensee and each Affiliate for each Calendar Quarter during the Term. Each report is to contain information that enables OGT to check the volume and the value of each form of Net Sales interaction as expressly allowed by the Agreement.
Each report should contain the following sections
1. Royalty stacking information & combination product formulae
Royalty stacking
The Agreement has provisions for royalty stacking. All of the third party agreements that are to be used in adjusting the royalty to be paid to OGT in the reporting period covered by a report should be listed and the relevant stacking amount stated.
Example

Agreement 1	Stacking allowed *%
Agreement 2	Stacking allowed *%
Etc.
In the event that a named agreement in a specific report has either been fully disclosed previously to OGT in either an earlier royalty report or by an alternative form of notice then the agreement should be referenced by use of an agreed name (or code). If an agreement is nominated in an royalty report but has not previously been disclosed to OGT then a copy of the agreement (in as full a form as possible and in any case in no less a redacted form than is sufficient for OGT to fully understand the royalty liability to the third party) must be attached to the royalty report as an appendix.
Combination product formulae
There is allowance in the Agreement for agreed combination product formulae to be applied where a royalty bearing element in a complex product is identified and that royalty bearing product represents a specific fraction of the total product value.
If combination product formulae are used in any royalty report to adjust the headline royalty figure then the formulae must be specified in this section.
Example

Formula 1	Adjustment for combination *%
Formula 2	Adjustment for combination *%
Etc.

In any event all such formulae must have been agreed by OGT before they can be applied to adjust royalty payments.
2. Product sales information
This section will detail the activities relating to the Licensee’s (or its Affiliates) royalty bearing transactions
All products and services referred to in the royalty report should be referenced by a product number. Each royalty report should contain an appendix that references each product number to a specific description of the product or service.
Royalty bearing activities of the Licensee and each Affiliate should be reported in separate tables. If there are no sales or no Affiliates this should be stated.
For each company, i.e. Licensee or Affiliate, the following tables should be presented.
Table 1
Units of product sold in each separate country where sales have occurred.
Table 2
For each country and product combination where relevant sales have occurred — the average selling price of each product and the total Net Sales revenue associated with each product.
Table 3
Calculation of the royalty due to OGT using the headline licence rate of *% for each country and product combination.
Table 4
Adjustment of royalty due to OGT through application of royalty stacking and/or combination product formulae. This table should clearly identify the royalty-stacking agreements and combination formulae used in calculating any adjustments to the headline royalty obligation. It should be clearly noted which third party stacking adjustment (or combination formula) is associated with each product, and if there are any country-specific variations (e.g. agreement 1 applies to all of product No. 1 except for sales in the UK).
Table 5
A simple summation of the royalty payment due to OGT.